

Mail Stop 3561

January 16, 2009

Mr. Baruh Hayut
Chairman and Chief Executive Officer
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

> Re: **Modern Medical Modalities Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **File No. 000-23416**

Dear Mr. Hayut:

We have reviewed your filing and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1. Please tell us the name of the engagement partner from Liebman Goldberg & Drogin, LLP for the audit of your financial statements filed in your latest Form 10-KSB. Please confirm that the engagement partner is the partner who signed your audit report, and if not, tell us which partner signed the audit report. If the engagement partner was Michael R. Drogin, please be advised that Mr. Drogin was denied the privilege of appearing or practicing before the Commission as an accountant in 2003 and has not been reinstated. Refer to SEC Administrative Proceeding File No. 3-10762 at http://www.sec.gov/litigation/admin/34-47804.htm. If Mr. Drogin was the engagement partner, the company should have another firm registered with the PCAOB audit and report on the financial statements included in your Form 10-K for the year ended December 31, 2008.

The report of the new firm should render an opinion on your financial statements for all years included in your 2008 Form 10-K. Please respond to us by January 27, 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services